EXHIBIT 21

Subsidiaries of CBOE Holdings, Inc.

	Subsidiary(1)	State of Incorporation
1.	Chicago Board Options Exchange, Incorporated	Delaware
2.	CBOE, LLC	Delaware
3.	Market Data Express, LLC	Delaware
4.	CBOE Futures Exchange, LLC	Delaware
5.	CBOE Execution Services, LLC	Delaware
6.	CBOE Stock Exchange, LLC	Delaware
7.	DerivaTech Corporation	Illinois
8.	Chicago Options Exchange Building Corporation	Delaware
9.	C2 Options Exchange, Incorporated	Delaware
10.	The Options Exchange, Incorporated	Delaware

(1) All companies are wholly-owned subsidiaries of CBOE Holdings, Inc. effective on the date of the demutualization, except CBOE Stock Exchange, LLC, which is a partially-owned (49.96%) subsidiary of Chicago Board Options Exchange, Incorporated.